FIRST AMENDMENT TO ADVISORY AGREEMENT

This First Amendment (“Amendment”) dated as of June 2, 2016 (the “Effective Date”) is made to the Advisory Agreement dated June 1, 2016 (the “Agreement”) between RUSSELL INVESTMENT COMPANY, a Massachusetts business trust hereinafter called the “Trust,” and RUSSELL INVESTMENT MANAGEMENT COMPANY, a Washington Corporation hereinafter called the “Adviser.”

WHEREAS, on the Effective Date, the Adviser converted its legal organization from a Washington corporation to a Washington limited liability company and changed its name to “Russell Investment Management, LLC” (the “Conversion”);

WHEREAS, the Conversion does not result in an “assignment” of the Agreement under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trust and the Adviser desire to amend the Agreement to reflect the Conversion;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	All references in the Agreement to “Russell Investment Management Company” are changed to “Russell Investment Management, LLC.” All references in the Agreement to the Adviser’s legal organization as a “Washington Corporation” are changed to a “Washington Limited Liability Company.”

2.	Except as expressly amended by this Amendment, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Advisory Agreement to be executed in its name and behalf by its duly authorized representative as of the date first written above.

RUSSELL INVESTMENT COMPANY		RUSSELL INVESTMENT MANAGEMENT, LLC

By:	/s/ Mark Swanson	By:	/s/ Jeff Hussey
Name:	Mark Swanson	Name:	Jeff Hussey
Title:	Treasurer	Title:	Chairman, President and CEO

Amend. No. 1 – RIC Advisory Agreement